Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2 Year Autocallable Market-Linked Notes Linked to SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500® Index (Ticker: SPX)
Pricing date:	March 24, 2023
Valuation dates:	March 25, 2024 and March 24, 2025 (the "final valuation date")
Maturity date:	Unless earlier redeemed, March 27, 2025
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the closing level of the underlying is **less than or equal to** the initial underlying level, the notes will be automatically redeemed for $1,000 plus the applicable premium. **The notes offer the potential for a positive return upon depreciation of the underlying only on the valuation date prior to the final valuation date. If the notes are not automatically redeemed prior to maturity and the underlying depreciates from the initial underlying level to the final underlying level, you will be repaid only the stated principal amount of your notes.**
Premium:	10.00% of the stated principal amount
CUSIP / ISIN:	17331H7M2 / US17331H7M29
Initial underlying level:	The closing level of the underlying on the pricing date
Final underlying level:	The closing level of the underlying on the final valuation date
Underlying return:	(final underlying level - initial underlying level) / initial underlying level
Note return amount:	• If the final underlying level is **greater than** the initial underlying level: $1,000 × underlying return × upside participation rate, subject to the maximum return at maturity • If the final underlying level is **less than or equal to** the initial underlying level: $0
Upside participation rate:	100%
Maximum return at maturity:	$120.00 per note (12.00% of the stated principal amount)
Payment at maturity (if not autocalled):	$1,000 + note return amount (if any) If the notes are not automatically redeemed prior to maturity and the final underlying level is less than or equal to the initial underlying level, you will be repaid your stated principal amount at maturity but will not receive any premium or note return amount. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing supplement:	Preliminary Pricing Supplement dated March 16, 2023

Hypothetical Payment at Early Redemption

Valuation Date on which Underlying Is Less Than or Equal to the Initial Underlying Level	Premium	Hypothetical Payment at Early Redemption
March 25, 2024	10.00%	$1,100.00

If the closing level of the underlying is greater than the initial underlying level on the valuation date prior to the final valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive the premium indicated above.

Hypothetical Payment at Maturity*


The Index
The Notes
Payment at Maturity per $1,000 Stated Principal Amount
$2,000.00
$1,750.00
$1,500.00
$1,250.00
$1,120.00
$1,000.00
$750.00
$500.00
$250.00
$0.00
$1,120.00 Maximum Payment at Maturity
$1,000.00 Stated Principal Amount
12.00%
-100.00%
-80.00%
-60.00%
-40.00%
-20.00%
0.00%
20.00%
40.00%
60.00%
80.00%
100.00%
Index Return

* If not automatically redeemed prior to maturity

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any return on your investment in the notes . • The notes do not pay interest. • The term of the notes may be as short as one year . • Your potential return on the notes at maturity is limited to the maximum return at maturity. • Your potential return on the notes in connection with an automatic early redemption is limited. • The notes may be automatically redeemed prior to maturity, limiting the term of the notes. • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the notes are not automatically redeemed prior to maturity or if the underlying declines or does not appreciate sufficiently from the initial underlying level to the final underlying level. • Your return on the notes depends on the closing level of the underlying on only the valuation dates. • You will not receive dividends or have any other rights with respect to the underlying. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.